Contact

www.linkedin.com/in/johanjoubert
(LinkedIn)

Top Skills

Strategic Planning
Change Management
Accounting

Certifications

Chartered Accountant (SA)
Chartered Accountant
Associate Chartered Management Accountant (ACMA)

Johan Joubert

Independent Contractor - Barbados
Barbados

Summary

A results-orientated and self-motivated finance professional with international experience across varied business environments. Strengths include financial planning & analysis, optimization of resources, innovation and problem solving. Leads teams to successful completion of complex and detailed projects.

Specialties: Finance, Accounting, Financial Reporting, Management Accounting, Planning, Analysis, Budgets, Forecasting, Project Management

Experience

Self Employed
Independent Contractor
January 2014 - Present (8 years 5 months)

Bank of Montreal
Independent Contractor / Senior Financial Controller
May 2010 - January 2014 (3 years 9 months)
Toronto, Canada

Resources Global Professionals
Consultant
January 2008 - April 2010 (2 years 4 months)

Toronto, Canada

Self Employed
Real Estate Consulting
January 2006 - July 2007 (1 year 7 months)

Costa Rica, Central America

CIBC
Senior Director
July 2003 - January 2006 (2 years 7 months)

Toronto, Canada

Merrill Lynch
Vice President
February 2001 - February 2003 (2 years 1 month)

Toronto, Canada and London, U.K.

PwC Consulting
Consultant
February 1998 - February 2001 (3 years 1 month)

Toronto, Canada

PricewaterhouseCoopers
Audit Senior to Audit Manager
August 1996 - February 1998 (1 year 7 months)

Toronto, Canada

Standard Bank
Project Accountant
June 1995 - August 1996 (1 year 3 months)

Johannesburg, South Africa

PricewaterhouseCoopers
Audit Assistant to Assistant Manager
January 1992 - June 1995 (3 years 6 months)

Pretoria, South Africa

Education

University of Pretoria/Universiteit van Pretoria
B.Com (Hons), Accounting, Audit, Tax, Management Accounting · (1988 - 1991)